January 14, 2025

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Investment Corp. VII
195 US Hwy 50, Suite 309
Zephyr Cove, Nevada 89448

       Re: Hennessy Capital Investment Corp. VII
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 13, 2025
           File No. 333-283087
Dear Daniel J. Hennessy:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment to Form S-1 filed January 13, 2025
Cover Page

1. Please revise the cover page to include the compensation Mr. Geeza will receive.
       Refer to Item 1602(a)(3) of Regulation S-K.
Use of Proceeds, page 89

2.     We note that you have included the payments to your Chief Financial
Officer and
       payments for office space, utilities and secretarial and administrative support for only
       12 months, although you have up to 24 months to complete an initial business combination. With a view toward revised disclosure in the table, please tell us why you have not included costs assuming you continue for a 24-month period and how you expect to cover those costs if not from proceeds held outside the trust.
 January 14, 2025
Page 2

Exhibits

3. Please file an opinion of counsel in Exhibit 5.1 that does not contain the assumptions on page 2 of the opinion, or tell us why counsel believes they are necessary and appropriate. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In addition, file a revised opinion that does not assume the jurisdiction whose laws will govern the units.
       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael Heinz